ATS-N/MA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 7: <u>Protection of Confidential Trading Information</u>

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including: i. written standards controlling employees of the ATS that trade for employees' accounts; and ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.	Kezar Trading deems client-specific trading interest, order, and trade data to be "Confidential Trading Information" in the context of this question. Pursuant to SEC Rule 301(b)(10) and other regulatory requirements, Kezar Trading has critical physical and logical access controls to reasonably ensure that access to Confidential Trading Information of Subscribers is appropriately restricted to only those who need such access to support the System. The controls and related restrictions apply to Kezar Trading or Kezar Markets employees that support the System (collectively, "Technology and Operations Personnel"). With respect to physical access controls, Kezar Trading offices are locked at all times and are inaccessible to the public at all times. Kezar Trading maintains three offices: its corporate headquarters (the "Main Office") in Boston, Massachusetts which houses certain Kezar Trading management and staff that support the LeveL ATS; a second Boston office (the "Luminex ATS office") which houses certain other Kezar Trading management and staff that support the Luminex ATS; and, an office in Charleston, South Carolina (the "Charleston office") that houses Kezar Markets employees in technical roles, including Technology and Operations Personnel that support both the Luminex ATS and the LeveL ATS. Access to the Kezar Trading office spaces is permitted for Kezar Trading or Kezar Markets employees and a limited number of building management, building security, and other related staff. While Kezar Trading management may have access to enter any Kezar Trading office, Kezar Trading employees that only support the Luminex ATS do not have access to the Main Office or the Charleston office. Similarly, Kezar Trading employees that only support the LeveL ATS do not have access to the Luminex ATS office where Luminex ATS-supporting employees work. Physical access is controlled via enabled swipe cards, which must be approved by the Kezar Trading Chief Information Security Officer (CISO) or an approved delegate. The Luminex CISO regularly reviews reports to determine who accessed Kezar Trading space to ensure that the documented access to Kezar Trading office space was limited to authorized individuals and also regularly reviews the list of persons authorized to have access to the Firm's office space in order to reasonably ensure that only appropriate persons have access to the Firm's office space. The data center that supports the System is also equipped with multiple levels of security in order to reasonably ensure that access is limited to appropriately authorized individuals. It is important to note that even though a person may have physical access to Kezar Trading office space, access to Confidential Trading Information is strictly controlled through the processes described immediately below. Kezar Trading uses a privileged access system as an access control with respect to Kezar Trading systems, applications, and accounts and any Confidential Trading Information contained therein. Such information with respect to the Luminex ATS is maintained on separate servers and in separate databases from such information with respect to the LeveL ATS. The privileged

access system for the Luminex ATS is managed on the Firm's behalf by its information security vendor, Options-IT (formerly Fixnetix Ltd.). Please see the Form ATS-N for the LeveL ATS for a description of the applicable controls and procedures for that system.

Options-IT enables and disables accounts for applicable Technology and Operations Personnel solely based upon instruction from the Luminex CISO or approved delegate. In addition, even those granted access can only access the information needed to perform their specific job functions. Access and entitlements are generally assigned to particular access groups, and thus access to Confidential Trading Information is limited to those groups that perform support functions that require access to systems that may contain Subscriber Confidential Trading Information. Please see Part II Item 7(d). Those not in such groups do not have access to Confidential Trading Information. Kezar Trading performs a periodic review of all Technology and Operations Personnel with access to systems containing Confidential Trading Information to ensure that access to systems that may contain Subscriber Confidential Trading Information is strictly limited to only those Technology and Operations Personnel who need it in order to perform their job functions. As described in Part II Item 6(a), certain Technology and Operations Personnel have access to Confidential Trading Information for both the Luminex ATS and the LeveL ATS. Kezar Trading policy prohibits personnel with access to Subscriber Confidential Trading Information from sharing such information with personnel not authorized to receive such information and from otherwise using such information for any purpose other than supporting the operations of the Luminex ATS or its compliance with applicable rules and regulations. Specifically, Technology and Operations Personnel as well as Legal and Compliance staff are prohibited from using confidential trading information from the Luminex ATS in any way relating to their support and operations of the LeveL ATS. Kezar Trading policy prohibits Technology and Operations Personnel and Legal and Compliance staff from sharing Luminex ATS Subscriber Confidential Trading Information with other Kezar Trading personnel or Nasdaq Personnel.

Kezar Trading has engaged its cybersecurity vendor, Options-IT, to perform regular vulnerability scanning and penetration testing assessments as part of the Firm's efforts to appropriately safeguard client Confidential Trading Information on the Luminex ATS. Among other protections, the Firm employs firewall and intrusion prevention and detection systems to further protect such Confidential Trading Information.

Kezar Trading also utilizes several data loss prevention measures in an effort to reasonably ensure that Confidential Trading Information is not inappropriately taken from Luminex systems. These measures include the blocking of Kezar Trading or Kezar Markets employee access to on-line file sharing sites (including, but not limited to, Dropbox and other similar sites) and the disabling of write capabilities of USB drives on PCs and laptops so that Confidential Trading Information may not be copied onto portable storage devices. The Kezar Trading CISO may permit the temporary availability of a file sharing site to enable Kezar Trading operations staff to provide a specific Subscriber with application-related files, after which the file sharing site is once again blocked from availability. The Firm blocks access to social media sites from web browsers on Firm PCs and laptops, and the Firm also blocks access to internet-based webmail programs. In addition, Kezar Trading captures and monitors all employee electronic communications through Firm accounts to reasonably ensure that employees are not inappropriately transmitting Confidential Trading Information outside of the Firm via email, text message, or other means of Firm-provided electronic communication. Electronic communications via Firm accounts are regularly reviewed by Compliance and management to ensure compliance with Firm policies. Firm employees are regularly trained on appropriate treatment of Confidential Trading Information, and related policies and procedures are also contained in the Firm's Written Supervisory Procedures document, which is required to be read and attested to by all Firm employees twice annually.

In addition, Technology and Operations Personnel are subject to trading restrictions to ensure that such persons' trading activities do not conflict with the interests of System Subscribers. Kezar Trading does not have any individual or retail customer accounts, including employee accounts. As such, Kezar Trading employee trading accounts must be opened and maintained at other broker-dealers, upon approval by the Kezar Trading Chief Compliance Officer (CCO). Kezar Trading employees are required to disclose to Compliance all outside brokerage accounts, and duplicate trade confirmations and account statements are required to be provided to Compliance for all Kezar Trading or Kezar Markets employee-related accounts held outside the Firm. Kezar Trading Compliance reviews all employee trade confirmations and account statements received for indications of potential misuse of Subscriber Confidential Trading Information. Certain trading restrictions, such as Compliance pre-approvals and mandatory hold periods, are in place for less liquid securities (generally, non-large cap securities). Exceptions to these restrictions must be approved in advance by Compliance, and the approval and hold period requirements do not apply to employee accounts which are managed by an advisor (human or automated) that has full investment discretion while the employee has none. Kezar Trading and Kezar Markets employees must also comply with other trading-related Firm policies such as, but not limited to, its Insider Trading policy.

AFFILIATION WITH NASDAQ

Nasdaq owns a minority stake in Kezar Trading's parent company, Kezar Markets. Kezar Trading and Nasdaq each have information barriers, controls and related policies that prohibit the sharing of non-public confidential trading information between Kezar Trading and the Nasdaq Entities (including, for clarity, the sharing of Luminex ATS Subscriber Confidential Trading Information with any Nasdaq Entity, and the sharing of any non-public trading information of any Nasdaq Securities Exchange with Kezar Trading). Further, Kezar Trading personnel and Nasdaq Personnel are subject to policies and procedures that are designed to preserve the independent governance and operation of the Luminex ATS and the Nasdaq Securities Exchanges.

The Nasdaq Securities Exchanges and the Luminex ATS utilize wholly separate technology and systems. Nasdaq Personnel do not have access to Luminex ATS systems, and Kezar Trading personnel do not have access to the systems used in the operation of the Nasdaq Securities Exchanges. Kezar Trading does not share any office space with any Nasdaq Entity. Kezar Trading policies and procedures treat Nasdaq Personnel in the same manner as personnel of any unaffiliated third-party. Accordingly, Nasdaq

	Personnel are restricted from accessing Kezar Trading premises and systems, and from obtaining order, execution and other system data relating to Luminex's ATS operations.
b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	 Yes ○ No
If yes, explain how and under what conditions.	While Subscribers are able to do so, Kezar Trading is unaware of such consent being sought or given, aside from information provided to entities such as custody banks, prime brokers, or other entities related to clearance and settlement of transactions. Confidential Trading Information is kept confidential (meaning, in this specific case, not disclosed outside the Firm to anyone who is not otherwise supporting the System) up until the time the transaction is cleared and settled, which involves NFS, Kezar Trading's clearing firm for the Luminex ATS, and the other external parties referenced immediately above. For example, on trade date, a Subscriber will submit instructions electronically designating to which subaccount shares purchased or sold through the Subscriber's master trading account should be allocated, designating that specific share amounts from the block execution be settled in specific subaccounts (typically in the name of mutual funds or similar funds on whose behalf the Subscriber is purchasing or selling securities). Depending on the method of clearance and settlement, details of the share purchase or sale will be made available to NFS and to other entities involved in the clearance and settlement of the Subscriber's transaction. Please see Part III Item 22 below. Any other consents to the disclosure of its own Confidential Trading Information must be made in writing, including but not limited to email, to Luminex ATS Sales or other appropriate Kezar Trading employees.

On a next day basis (meaning, on the trade date after the previous trade date), Kezar Trading informs "opt-in" Subscribers of the securities that traded in the System on the prior trading day. In this context, "opt-in" means a Subscriber who wishes to receive these notifications, which are displayed in the Luminex UI. In exchange for being able to view these notifications in the Luminex UI, an "opt-in" Subscriber must be willing to allow the securities that they traded in the System to be included in the notifications. For example, if two "opt-in" Subscribers matched and executed a trade in the System in security "XYZ," then XYZ would be listed in the trade advertisement that is displayed to "opt-in" Subscribers the following trading day. If an "opt-in" Subscriber matched and executed a trade in the System with a "non-opt-in" Subscriber in XYZ, then XYZ would not be listed in the trade advertisement that is displayed to "opt-in" Subscribers the following trading day, unless there was a separate transaction in that same security involving two "opt-in" Subscribers. The parties associated with any trade in the System are not identified in any of these trade advertisements, nor are the specific terms and conditions of any transaction. The trade advertisements solely list the securities |

that traded in the System, provided that both parties to the transaction or transactions in that security were "opt-in" Subscribers. "Opt-in" participation in the trade advertising program is at the broader Subscriber level and not at the trader level. This means that if a Subscriber opts in to trade advertisements, then no trades by any of its traders could be excluded from the trade advertisements if an "opt-in" Subscriber was on the other side of that transaction. As noted in Part II, Item 5, trade advertising (symbol only) from the current trade date ("T") is made available to all Subscribers via the Luminex UI unless a Subscriber opts out of receiving such advertising. Subscribers may contact Luminex ATS Sales either via phone or electronically to opt out of this real-time advertising.

As with the next day trade advertising, for a symbol to be advertised via the real-time advertising on T, the System must have had an execution in that symbol on T between two opt-in Subscribers. If a Subscriber opts out of receiving real-time trade advertising, then that Subscriber's trades are not included among those which may be subject to real-time trade advertising.

Kezar Trading also advertises the Luminex ATS intraday real-time trading volumes via Bloomberg. Such trade advertising on Bloomberg includes all transactions on the System unless one or both Subscribers have opted out of participating in Luminex trade advertising. Luminex Subscribers can opt out of participating in Luminex trade advertising by contacting the Luminex ATS Sales team, either via phone or in writing (including electronic, however made).

No identifying or confidential trading information is included in such advertising, which only includes the trading symbol and the quantity of shares crossed on the ATS. The advertised trades are identified as volume of the Luminex ATS ("LMNX") and not of any specific Subscriber. As noted above, trades will not be included in such trade volume advertising on Bloomberg if that trade included a Subscriber who has opted out of participating in such advertising. Once a trade is executed on the Luminex ATS, a report of that transaction is submitted to the FINRA/Nasdaq Carteret TRF (see Part III Item 21) and is concurrently run through Kezar Trading internal processes to determine if either side of the transaction is not a participant in Luminex trade volume advertising. If so, that transaction is not submitted to Bloomberg for advertising. If not, that transaction is submitted to Bloomberg for advertising.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

 Yes ○ No

If yes, explain how and under what conditions.	To the extent that a Subscriber provides such consent, which as noted in Part II Item 7(b) above must be provided in writing, such consent could similarly be withdrawn, again in writing.
d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.	As noted in Part II Item 7(b) above, certain Technology and Operations Personnel (who also support the LeveL ATS), due to their involvement in operating the Luminex ATS, have the ability to directly access and view open order interest in the Luminex ATS. This includes (i) personnel who support the ATS's network operations, (ii) personnel who support the ATS's software development, and (iii) members of Luminex ATS's operations support desk who provide "customer support" services.

Technology and Operations Personnel involved in operating the Luminex ATS may access both live order information and execution data across Subscribers, including the identity of the Subscriber that submitted an order and the parties to a transaction. Such Technology and Operations Personnel may also support the LeveL ATS, as further discussed at Part II Item 6 above.

Members of Kezar Trading's Compliance and Legal departments that support both the Luminex ATS and the LeveL ATS may review Subscriber Confidential Trading Information in connection with responding to regulatory inquiries, customer inquiries, addressing compliance issues and other similar issues.

As described in Part II Item 7(a) above, access to systems, servers, and databases that may contain Confidential Trading Information is reviewed on a regular basis to ensure that access is limited to only those who require such access to perform their jobs and is removed promptly when no longer needed.

Kezar Trading employees that support the Luminex ATS have access to certain real-time Subscriber information via an internal tool called the Sales Dashboard. As described below, the information available on the Sales Dashboard includes, on a pre-match basis, the Subscriber and trader who entered an order or trading interest into the System, the price (for limit orders) and size of such order, and the time the order was entered. For all Sales Dashboard users other than the Luminex ATS Operations team, on a pre-match basis the tickers or stock symbols associated with live orders or trading interest in the System are masked in order to protect the confidential nature of such information. Other terms and conditions of the order or trading interest available on the Sales Dashboard include the entered Top Quantity, the entered MinQ and AutoEx, if applicable, whether the order or trading interest was to buy, to sell, or sell short, the market capitalization segment of the security (Large Cap, Mid Cap, or Small Cap), which sector the security belongs to (e.g., Healthcare, Utilities, etc.), and various System individual security and aggregate trading statistics. A significant amount of the information available in the Sales Dashboard is not Confidential Trading Information but is instead non-Subscriber-specific or non-security-specific System data. Once a match occurs in the System, the real symbol relating to that match becomes available in order to allow the Luminex ATS Sales team to respond to trader inquiries with respect to the match, to contact traders who may have fallen down on a match (See Part III Item 13), and to provide similar post-match trader support functions. The Sales Dashboard also includes post-match information including the executed quantity and execution price |

for those matches that result in an execution in the System. The Kezar Trading CCO, who supports both the Luminex ATS and the LeveL ATS, has similar access to post-match Subscriber information in order to respond to regulatory inquiries as necessary. Other Kezar Trading staff that support the Luminex ATS have access to the Sales Dashboard for the purpose of monitoring the overall activity in the System. As described in Part II Item 7(a) above, all Kezar Trading and Kezar Markets employees that support the System are subject to appropriate confidentiality commitments and to restrictive employee trading policies in order to reasonably protect Subscriber Confidential Trading Information from potential misuse.